UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Commission File No. 000-32899

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS

LIMITED

Report for Quarter Ended September 30, 2002

Quarterly Report

Form 51-901F

Issuer Details

Name of Issuer	For quarter	Date of Report
Ended
Trade Wind Communications Limited	September 30, 2002	November 29, 2002
Issuer's Address
Level 9, 220 George Street
City Province Postal Code	Issuer Fax No.	Contact Telephone No
Sydney NSW 2000	+61 2 9250 8890	+61 2 9250 8888
Contact Person	Contact's Position	Contact Telephone No
Nick Bird	Chairman	+61 2 9250 8888

Company Web Address	Contact Email Address

www.tradewind.com.au	nbird@tradewind.com.au

Certificate

The three schedules required to complete this Quarterly Report are attached and the disclosure
Contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will
Be provided to any shareholder that requests it.

Director's Signature	Print Full Name	Date Signed
/s/ Nick Bird	N R Bird	November 29, 2002

Director's Signature	Print Full Name	Date Signed
/s/ Kevin Levine	K B Levine	November 29, 2002

The Company has two divisions:

Voice and Data Systems - recognized as a leading provider of technology solutions in the field of mission critical voice and data communications, paging infrastructure and electronic displays.

Flexemessaging - a multi channel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, e-mail and SMS on behalf of its high profile customer base.

SCHEDULE A Financial Information

Unaudited financial statements follow

Consolidated Balance Sheets for the three months
ended September 30, 2002 and 2001(unaudited)
(Expressed in Australian Dollars)

		Note	30 September 2002	30 September 2001
			$000's	$000's
Assets
Current
Cash			358.0	541.9
Receivables			873.2	1,323.0
Inventory			140.6	368.6
			1,371.8	2,233.5

Capital assets			221.7	425.2
Goodwill			0.0	502.3
Other			31.8	20.1
			253.5	947.6

			1,625.3	3,181.1

Liabilities and Shareholders' Equity

Current
Accounts payable		2	2,207.7	2,147.2
Loans Payable			236.5	-
Customer Deposits and Deferred Revenue			164.0	188.4
			2,608.2	2,335.6
Non Current
Other loans			456.3	720.0
Employee entitlements payable			184.4	191.7
			640.7	911.7

Total Liabilities			3,248.9	3,247.3

Shareholders' Equity
Share Capital		3	1,370.3	1,135.6
Reserves		4	6,525.6	4,452.2
(Accumulated deficit)			(9,519.5)	(5,654.0)
			(1,623.6)	(66.2)

Approved by the Board			1,625.3	3,181.1

/s/ Nick Bird	/s/ Kevin Levine
N R BIRD	K B Levine

Consolidated Statements of operations for the three months ended
September 30, 2002 and 2001 (unaudited)
(Expressed in Thousands of Australian Dollars)

	3 Months Ended SEPTEMBER 30, 2002
	Voice & Data	Flexemessaging	Head Office	Total
Revenue
Sales	285.2	805.1	-	1,090.3
Service	167.3	-	-	167.3
	452.5	805.1	-	1,257.6
Cost of Sales	200.6	308.7	-	509.3
Gross Profit	251.9	496.4	-	748.3
Operating Expenses
Selling, general and admin	281.9	533.8	448.7	1,264.4
Head Office Reallocations	110.0	95.0	(205.0)	-
Operating (loss)/income	(140.0)	(132.4)	(243.7)	(516.1)
Goodwill Amortisation
Interest/other income	-	-	4.9	4.9
Interest expense	(0.4)	(0.4)	(22.3)	(23.1)
Net loss	(140.4)	(132.8)	(261.1)	(534.3)
Accumulated deficit, beginning of period				(8,985.2)
Accumulated deficit, end of period				(9,519.5)
Net loss per share (cents)				(1.71)
Weighted average number of shares issued				31,200,800

	3 Months Ended September 30, 2001
Revenue
Sales	348.7	1,135.8	-	1,484.5
Service	172.8	-	-	172.8
	521.5	1,135.8	-	1657.3
Cost of Sales	221.3	464.9	-	686.2
Gross Profit	300.2	670.9	-	971.1
Operating Expenses
Selling, general and admin	459.5	613.6	464.2	1,537.7
Head Office Reallocations	110.0	95.0	(205.0)	-
Operating (loss)/income	(269.3)	(37.7)	(259.2)	(566.2)
Goodwill Amortisation			(47.4)	(47.4)
Interest/other income	-	-	-	-
Interest expense	(0.5)	(6.7)	(3.4)	(10.6)
Net loss	(269.8)	(44.4)	(310.0)	(624.2)
Accumulated deficit, beginning of period				(5,029.8)
Accumulated deficit, end of period				(5,654.0)
Net loss per share (cents)				(3.4)
Weighted average number of shares issued				18,499,783

Consolidated Statements of Changes in Financial Position
for the three months ended September 30, 2002 and 2001 (unaudited)
(Expressed in Australian Dollars)

	30 September 2002	30 September 2001
	$'000	$'000

Cash provided/(used) by:

Operating Activities
Operations
Net loss for the period	(534.3)	(624.2)
Items not involving cash:
Amortisation	28.0	78.3
	(506.3)	(545.9)

Increase/(decrease) from changes in:
Accounts receivable	(79.0)	94.3
Inventory	25.2	(119.2)
Accounts payable	129.3	(33.9)
Employee entitlements payable	5.9	5.9
	81.4	(52.9)

Investing Activities
Investments in:
- Capital assets	(109.6)	(20.1)
	(109.6)	(20.1)
Financing Activities
Loans raised	-	62.1
Proceeds from Private Placements	200.9	-
	200.9	62.1

Increase (decrease) in Cash	(333.6)	(556.8)
Cash at beginning of period	691.6	1,098.7
Cash at end of period	358.0	541.9

Notes on the Financial Statements

NOTE 1 SEGMENTED FINANCIAL INFORMATION

The analysis of total assets is as follows:

	30 September ($'000)
	2002	2001

Voice & Data	320.5	919.5
Flexemessaging	489.5	934.7
Head Office	815.3	1,326.9
	1,625.3	3,181.1

NOTE 2 ACCOUNTS PAYABLE

	30 September ($'000)
	2002	2001

Trade Creditors	1,986.7	1,937.5
Employee entitlements and bonus provision	221.0	209.7
	2,207.7	2,147.2

NOTE 3 SHARE CAPITAL

	Number of Shares	$'000
Balance June 30,2002	31,192,986	1,368.4

Shares issued September 3, 2002	105,637	1.9

Balance September 30, 2002	31,298,623	1,370.3

NOTE 4 RESERVES

$'000

Balance June 30, 2002	6,326.6

Proceeds from Private Placements and Issue of Shares	199.0

Balance September 30, 2002	6,525.6

NOTE 5 EXCHANGE RATES

As at September 30, 2002 the exchange rate between the Canadian dollar and the Australian dollar was approximately A$1.00 = C$0.86 (September 30, 2001: A$1.00 =C$0.78).

SCHEDULE B Supplementary Information

Securities issued during the period

The Company issued 105,637 shares in the quarter to September 2002.

Authorised Capital at September 30, 2002.

5,000,000,000 Common shares with a par value of US$0.01

Issued Capital at September 30, 2002.

31,298,623 Common shares with a par value of US$0.01

Summary of Options at September 30, 2002.

A total of 2,644,952 incentive stock options were outstanding at September 30, 2002 exercisable at prices of C$0.30. These options expire on the dates that are the earlier of those as set out below and the 30th day following the day on which the optionee ceases to be a director, senior officer or employee of the Company or its related corporations.

No of Options	Date of Issue	Exercise Price	Date of Expiry
21,500 *	May 20, 1998	C$ 0.30	May 20, 2003
36,000 *	September 1, 1998	C$ 0.30	September 1, 2003
146,800 *	February 22, 2000	C$ 0.30	February 22, 2005
100,000 *	April 6, 2000	C$ 0.30	April 6, 2005
1,595,652 *	Feb 5, 2001	C$ 0.30	Feb 5, 2006
745,000 **	March 18, 2002	C$ 0.30	March 18, 2007
2,644,952

** Fully vested
* 25% vesting immediately, 25% vesting in six months from date of issue, 25% vesting in twelve months from date of issue, 25% vesting in eighteen months from date of issue.

Summary of Warrants at September 30, 2002.

A total of 5,682,149 warrants were outstanding at September 30, 2002

Issue date	Warrants issued	Note
Dec 21, 2001	2,066,667	(i)
Mar 04, 2002	1,845,697	(ii)
Nov 23, 2002	1,769,785	(iii)
	5,682,149

Note (i) Warrants vest in part every three months after November 23, 2001 in four equal instalments with the first instalment exercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on November 23, 2003.

Note (ii) Warrants vest in part every three months after February 28, 2002 in four equal instalments with the first instalment exercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on February 28, 2004.

Note (iii) Warrants are exercisable at C$0.20 and vest immediately from the date of issue. Warrants expire 2 years from the date of issue.

Shares subject to Vancouver Stock Exchange see share sale restrictions

There were no shares subject to resale restrictions at 30 September 2002

Shares subject to pooling arrangements

There where no shares subject to pooling arrangements at 30 September 2002

Directors

The Company appointed Dr Mal Hemmerling as Chief Executive Officer with effect from September 1, 2002 for a three year term. As part of his employment contract, Dr Hemmerling will receive 2 million options vesting over a one, two and three year period. 750,000 of these options are issued subject to performance criteria being satisfied

At September 30, 2002 the directors of the Company were Nicholas Bird, Mal Hemmerling, Kevin Levine, Peter Hawkins and Frank Favretto. The officers of the company were Nicholas Bird, Chairman, Mal Hemmerling, CEO; Kevin Levine, Deputy CEO and CFO; Sion Grand, Company Secretary.

SCHEDULE C MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 RESULTS OF OPERATIONS AND FINANCIAL POSITION

Consolidated Results of Operations

Consolidated revenues decreased by 24% to $1,257,600 for the three months ended September 30, 2002, as compared to $1,657,300 for the three months ended September 30, 2001. The decrease is mainly attributed to the general economic slowdown and low confidence in the market place resulting in limited capital expenditure and a decrease in discretionary spending. As a result of decreased sales volumes, cost of sales decreased to $509,300 from $686,200 in the prior period. Cost of sales as a percentage of revenue decreased slightly to 40%, compared to 41 % in the corresponding period. Total operating expenses decreased 18 % to $1,264,400 from $1,537,700 in the prior period. The net loss for the three months ended September 30, 2002 was $534,300 compared to the net loss reported for the three months ended September 30, 2001 of $624,200.

A detailed explanation of the results by operating division follows.

Flexemessaging

Revenues. Revenue decreased 29% to $805,100 for the three months ended September 30, 2002 from $1,135,800 for the three months ended September 30, 2000. This is a result of the general economic slowdown, a fall in discretionary spending, as well as some customers now utilising the email services as opposed to fax services, which generate lower revenues. The company has however spent considerable time and money in the development of the EMdirect product which will give rise to increasing recurring revenue for the future.

Cost of sales. Cost of sales comprises domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $308,700 for the three months ended September 30, 2002 compared to $464,900 for the prior period. Cost of sales as a percentage of revenue decreased to 38% for the three months ended September 30, 2002, compared to 41% for the corresponding period as a result of the produce and revenue mix.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation, and other expenses incurred in running the operation. Total operating expenses for the three months ended September 30, 2002 amounted to $628,000 resulting in a decrease of 11 % as compared to $708,600 in the corresponding period.

Voice and Data Division

Revenues. Revenues consist of sales from systems integration solutions for voice, electronic display, paging, call recording and data applications. Revenues decreased 13% to $452,500 for the three months ended September 30, 2002, from $521,500 for the three months ended September 30, 2001. This is mainly due to the general economic slowdown and low confidence in the market resulting in a decrease in capital expenditure. Service revenues decreased by 3% to $167,300 as compared to $172,800 for the three months ended September 30, 2001.

Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the three months ended September 30, 2002 amounted to $200,600 compared to $221,300 for the comparative quarter as a result of reduced sales volumes and product mix. Cost of sales as a percentage of revenue increased to 44% for the current fiscal period from 42 % for the three months ended September 30, 2001.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the three months ended September 30, 2002 amounted to $391,900 a decrease of 31% compared to $569,500 in the corresponding period.

Liquidity and Capital Resources - Three Months to September 30, 2002

Receivables at September 30, 2002 were $873,200 as compared with $1,323,000 at September 30, 2001 due to strong debtor collection result and a reduction in sales.

Current liabilities at September 30, 2002 net of customer deposits and deferred revenue were $2.207 million down from $2,147 million at September 30, 2000 due to repayment of trade and other creditors.

The Company's cash and cash equivalents at September 30, 2002 amounted to $358,000, an decrease of $183,900 from the September 30, 2001 balance of $541,900. The decrease is attributable as a result of the loss from operations as well as leasehold improvements due to the relocation of the Sydney office and expenditure incurred in obtaining patents for Flexemessaging's software development.

Investor relations activities - Three Months to September 30, 2002

During the quarter under review, representatives of the Company met with stockbrokers and potential equity investors to increase awareness of the Company's operations. As part of its investor relations program, the Company disseminated publicly available information to its contact list.

Events subsequent to September 30, 2002

October 4, 2002 3,200,000 shares were issued to the placees. On October 4, 2002 1,087,500 shares were issued to the placees. All funds outstanding as at June 30, 2002 in respect of these placements have been received subsequent to year end.

The Company has agreed to enter into a deed and is in the process of finalising legal documentation for the repayment of the loan to Arthur Christopher Walton. The terms of repayment have been agreed at twelve monthly installments of $16,581 commencing on December 1, 2002. These monthly payments include imputed interest at the fixed rate of 8.75% pa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  December 3, 2002

/s/ Kevin Levine
Kevin Levine, Deputy CEO